SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Redback Networks Inc.

(Name of Subject Company)

Redback Networks Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209101

(CUSIP Number of Class of Securities)

Kevin A. DeNuccio

Director, Chief Executive Officer

and President

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

John Sheridan, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Transcript of Analyst Conference Call on December 20, 2006

Dec. 20. 2006 / 11:00AM ET, RBAK - Redback Networks Merger & Acquisition Announcement

CORPORATE PARTICIPANTS

Katrina Lundberg

Redback Networks - Head, IR

Kevin DeNuccio

Redback Networks - CEO

Bjorn Olsson

Ericsson - EVP, General Manager

Tom Cronan

Redback Networks - CFO

CONFERENCE CALL PARTICIPANTS

Mark Sue

RBC Capital Markets - Analyst

Nikos Theodosopoulos

UBS - Analyst

Simon Leopold

Morgan Keegan - Analyst

Tim Daubenspeck

Pacific Crest Securities - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Redback analyst conference call. (OPERATOR INSTRUCTIONS). Please note that this conference is being recorded.

I will now turn the call over to Ms. Katrina Lundberg. Ms. Lundberg, you may begin.

Katrina Lundberg - Redback Networks - Head, IR

Good morning. This is Katrina Lundberg, Head of Investor Relations. With me today is Kevin DeNuccio, CEO of Redback; Tom Cronan, CFO of Redback; and Bjorn Olsson, Executive Vice President and General Manager of Ericsson.

Before we begin, statements in this presentation that are not purely historical are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in these forward-looking statements, including the risks and uncertainties described in our Annual Report on Form 10-K for the fiscal 2005 and quarterly period on Form 10-Q for the period ending September 30, 2006, especially in the risk factors and the management discussion and analysis, our current reports on Form 8-K and our other reports that we file with the SEC.

Redback Networks assumes no obligation to update any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this presentation.

I would now like to turn the call over to Kevin.

Kevin DeNuccio - Redback Networks - CEO

Thank you, Katrina. I’m very excited to be here today. I’m just going to briefly cover what was announced yesterday and our view here at Redback and just briefly go over that. We did hold a conference call a couple hours ago with the Ericsson management team as well out of Sweden. There was a webcast that is recorded and on the Ericsson website, if you would like to go through the presentations that we made this morning. So I’m not going to go through a full presentation during this call.

What we wanted to do is just give you the overview of our thoughts on what we announced, how we view this strategically for both companies and what is happening and then open the call for questions and answers with all of you out there who know us a little bit better than maybe people over in Europe.

So what we announced yesterday, I think, was very exciting news for our shareholders, our customers and our employees. We are all very excited here at Redback. We announced that we had signed a definitive agreement to be acquired by Ericsson for $2.1 billion in cash. The deal is expected to be launched and a tender offered within about a week here, so we expect the deal to be able to close with customary approvals around the world and the tender offer at the very beginning of 2007, hopefully by February.

We will become a wholly-owned subsidiary of Ericsson. We are very excited, not only about becoming part of Ericsson but the structure of the company that is going to allow us to maintain the focus that we’ve had in the IP space here in Silicon Valley. So we think we’re going to be able to continue the mission we have been on as a company and vision to really capture the triple-play position that is happening around the world. And we think this is going to really allow us to accelerate what we have been trying to accomplish as a company.

We think Ericsson gives us the reach and resources second to none in the world and really the ability for our customers to get the best support that is available around the globe to accelerate deployments for customers that are relying on us and certainly expansion into 140 countries around the globe, while we have the leading technology in the world and customers are in decision-making mode in order to really impact what we think is a once-in-a-lifetime opportunity to capture the leading market share in edge routing and how networks are going to get built in the future.

As we looked into the market, we felt there were two primary technologies that really mattered in telecom equipment as we looked forward. One was IP, and certainly that has been the focus of our company. The second was wireless or mobility. We think those are the two central technologies that you need to build networks the way they’re going to be built in the future.

We feel today that we’re going to be able to really marry what is the best IP technology with the leading wireless provider in the world and create what is a unique end-to-end capability of integrating wireline and wireless networks as carriers try to bring them together around the world and really accelerate not only growth for both the companies and what we’re trying to accomplish but really accelerate the market’s ability to rotate their spending and rotate their subscribers onto a new base of technology that is IP-based with seamless mobility with some really exciting Internet and video technologies coming onto the infrastructure.

So we are very excited in terms of what this can mean to all of us as shareholders, employees and customers. We think it’s a compelling strategic fit in that we will really be positioned to capture the leading market share in multi-service edge router market, where we have been really focused as a company. We think this is going to accelerate both customer acquisition and deployment capabilities around the globe, really create the best-positioned company to support both wireline carriers for their triple-play deployments that we have been doing but really ultimately look to bring wireline and wireless networks together seamlessly.

Together, I think we get the benefits of the global reach and resources of one of the world’s greatest companies in telecom equipment but also allowing us to keep our Silicon Valley culture, structure and innovation that has really gotten the company here so far. So we are very excited to be here and to have this opportunity.

I was going to ask Bjorn if he would like to say a couple comments before we open up things for questions. Bjorn?

Bjorn Olsson - Ericsson - EVP, General Manager

Thank you, Kevin. It’s also great for me to be here. We are very much looking forward to this step in the Ericsson going towards the next-generation networks. We know that accelerating IP deployments is important for operators moving to all IP, and we also know that the triple play that has been implemented today in the wireline, fixed networks, coming also in the wireless — the mobile networks in the future — will require intelligent high-capacity routing technology that we know Redback is on the edge of.

We are and we have been investing in next-generation technology for some time, and we also know that moving the telecom network into IP requires of course the carrier class and lead-time application capabilities. We think that the technology and the knowledge that Redback has and our experience in carrier class and telecom networks really make this combination a very good base going forward.

Then, why Redback from Ericsson’s side? It’s a very experienced and visionary team that we have and that we have seen making progress on the market and being in the leading technology, top-level environment. So it’s both the visionary and strategy. It’s the position, technology, also having position of sales on the market. We think that, going forward, we can do a fantastic combination of our ongoing R&D and the maximum product portfolio and the ambitions in the technology.

So we will leverage on the Ericsson global presence that we have in 140 countries, 500-plus customers. We already get a lot of good feedback from the customers on both ends. We want to make it possible for Redback to accelerate the product development within their field of operation. Of course, we want to utilize and you can say merge the Redback technology in the IP area into Ericsson products going forward, where they most likely will be in IP and routing element in most of the products going forward.

So that’s our rationale behind this, and we really enjoy this step.

Kevin DeNuccio - Redback Networks - CEO

Thank you, Bjorn. Operator, I’m going to now open the call for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Mark Sue, RBC Capital Markets.

Mark Sue - RBC Capital Markets - Analyst

Kevin, the price paid seems to indicate only an 18% premium to the secondary price. Is there any chance of entertaining another offer? If Motorola offers $30, will you take it?

Tom Cronan - Redback Networks - CFO

If you look at the multiples to revenue, P/E and to EBITDA in the deal, you will see that this is a very well-priced offer. Also, you have to look past this spot to 30-day averages, 60-day averages. I think you’d come up with different answers to the question that you posed.

From the standpoint of competitive offers, it’s a tender process. Other companies are free to do what they want to do, and the Board obviously has responsibility and a responsibility to shareholders to evaluate those offers if and when they do come. So that’s part of this process. It’s always part of the process that you go through in these situations.

Mark Sue - RBC Capital Markets - Analyst

Bjorn, if I can ask, if you add some more R&D dollars to Redback, couldn’t you leverage the IP expertise to develop more products, maybe even bigger products? Why stop at edge routers and not go after the core?

Bjorn Olsson - Ericsson - EVP, General Manager

If you look at the starting position, we see that — and if you look at the network structure going forward, the main bulk — and I think it’s Kevin that has used the saying that this is the next generation of Class 5 switching if you look at the fixed networks. So the volume and the shipments going forward when you really deploy IP into the fixed and mobile networks and the converged networks going forward will be in the edge and you can say towards — out towards the access and the base stations, for instance.

Then, of course, we will always look — is there a business case? Can we expand the use of that technology? And how, of course, the capacity in the routing field is always increasing.

So what is core and what is edge? When you look at it, it depends on the topology the operator is deploying. One example is that an edge router could fit very well from a capacity perspective in a mobile network on the core because the capacity starting position is a little bit lower.

So I think we are open for all options here. We will, of course, look at business cases going forward.

Tom Cronan - Redback Networks - CFO

We have a pretty aggressive roadmap as it stands today, where we have been trying to bring out a platform per year. I think, as we look out, we’re very optimistic that the network is going to be an IPTV network generically around the global. You probably need core router capacities of today in order to run the edge in the future, so the more — and the pace of IPTV deployment, we’ll — we have plans to build some very big and high-scaled bandwidth routers in the future, which as Bjorn said could certainly be core.

Even our current capacities today could be core routers in wireless networks. And we’re being utilized as a core network in many of the either second or third-tier carriers or smaller PTTs around the globe, where it’s enough bandwidth.

So I think that we’re just naturally on a path to grow our capacity and capabilities. The functionality of the software at the core is really just a subset of edge functionality, so I think we have licked the most complicated part in terms of software and we just have to continue to expand our bandwidth and portfolio.

But we do believe that this is going to give us the opportunity to rapidly expand our product roadmap and accelerate the delivery of those products for our customers as well as be able to use the core technology that we have in ASICs and operating systems and be able to do an insertion and technology transfer of those into Ericsson roadmaps as we try to pull the next generation of wireless and wireline networks together. So it’s very exciting from a technology standpoint.

Operator

Nikos Theodosopoulos, UBS.

Nikos Theodosopoulos - UBS - Analyst

Congratulations on the deal. I have got a couple questions. The first one is — I was reading The Wall Street Journal article, and I guess there were some comments in there about the process started mid-November. Kevin, can you just give us any background that you can as to when the company decided to pursue a merger? Was it kind of just an intimate discussion with Ericsson? Can you give any background on that?

Kevin DeNuccio - Redback Networks - CEO

As part of this process, we’re going to have to file a document with the SEC that describes the process the Board went through and the background of the deal. So we don’t want to publicly comment on that until that document comes out. So that should be filed in the next week or so as part of this process. You will then have that information available.

Nikos Theodosopoulos - UBS - Analyst

All right, good Christmas reading there. Okay, I will move on to the next question I had.

Right now, Redback has a fairly high FAS 123 option expense. I’m just curious — when these options that you have outstanding, which I assume will get converted to Ericsson options and they have a whole different set of volatility factors and other things that play into that equation, does that option expense change materially under Ericsson, or does it kind of stay the same in terms of magnitude? If you can comment on that?

Tom Cronan - Redback Networks - CFO

So first as to the options that have been issued, because this is a cash deal, divested options will be cashed out at the time of the closing of the merger. Then, the non-vested options will be put on a schedule and cashed out at the defined difference between the exercise price and the deal price. So that will be converted from 123R expense to a compensation expense.

From a going-forward basis, the company is evaluating a number of different ways of doing compensation on a going-forward basis that will be different than what we have done in the past but trying to reward the employees for the performance of the business unit. So, depending on which approach the company ultimately takes, that will really dictate what the overall expense structure will be and whether it will be a non-cash compensation, 123R expense, or some other type of expense.

Nikos Theodosopoulos - UBS - Analyst

But it sounds like the 123R expense would come down fairly meaningfully because I believe a lot of the expense was due to the grant done last year. That grant, I think, was a little bit less than $25 a share, right?

Tom Cronan - Redback Networks - CFO

Right. I don’t know what the accounting will be on that, but that will get converted into a cash compensation expense.

Nikos Theodosopoulos - UBS - Analyst

Then, the last question I had was — Kevin, I’m sure you are aware of how aggressive and competitive it is for talent in Silicon Valley, even recently with IPOs in this space have been received well from the market. Cisco has always been pretty aggressive in poaching competitors for employees. What are the two companies going to do to keep the Redback momentum going in terms of these R&D initiatives and so forth from a retention standpoint? Can you make any comment on that?

Kevin DeNuccio - Redback Networks - CEO

Sure. I think certainly all of us here at Redback have worked too hard to build a leadership technology in the company to not let it continue to flourish as we go forward here. So I think the vision of both the Ericsson and the Redback management team here is that we can create a Silicon Valley compensation package that will look, feel and pay like the stock option programs that are done in the valley and kind of traditionally with our competitors.

So we believe we have figured out how to do that and how to not only retain the people we have but to continue to recruit from our two main competitors. That’s part of our strategy and belief that we can pull that off. And that’s why we’re excited about the vision of not only what the two companies can mean together but what it can mean to employees and really the marketplace for our customers and winning that we can create the right environment to sustain the company and grow it at the pace we have been growing.

Operator

Simon Leopold, Morgan Keegan.

Simon Leopold - Morgan Keegan - Analyst

I wanted to see if you could touch on your customers’ reactions and whether or not you consulted any of your customers beforehand and whether they encouraged you to seek a large partner or sell yourself. Following the announcement, any additional customer reactions you might have in terms of what are they saying? Are they happy with the deal and the fact that you will be part of a bigger company?

Kevin DeNuccio - Redback Networks - CEO

No, we did not talk to customers prior to doing the announcement. So, we’ve been talking to customers constantly since it was announced. The conversations with customers have been constant over the years in terms of realizing this multi-service edge router is going to become the Class 5 switch of the future in wireline networks.

So certainly, we have been winning and winning at a very significant rate against our traditional competitors because the technology is so good compared to what they have. But I think customers have, even though they have selected us, continued to move cautiously, understanding that we didn’t have the reach and resources of a company of this magnitude like Ericsson.

So I think we have constantly been sensitized by our customers that ultimately they had to go a little bit more slowly than they would have liked, given our size and our ability to scale at a certain pace. So we believe that this is going to be really positively received by customers globally just in terms of the number of customers we can acquire, how quickly they can build networks and how fast we can scale along with them.

The customers we have talked to since yesterday afternoon have been incredibly receptive of this, so we are just elated with our — the largest customer that we have talked to around the world and what this means to them. So that reception has just been phenomenal.

Simon Leopold - Morgan Keegan - Analyst

So is it fair to say that in the past your customers have subtly encouraged you? Then, what I am really trying to get at is, now that we are looking at the deal, assuming it closes, that maybe some of these Tier 1 deals that you have been hoping to nail down that maybe this is the catalyst that gets these deals done over the next six months, say?

Kevin DeNuccio - Redback Networks - CEO

Yes, I think so.

Operator

Tim Daubenspeck, Pacific Crest Securities.

Tim Daubenspeck - Pacific Crest Securities - Analyst

First question, in the Ericsson presentation, they talked about future development around a carrier Ethernet switch router. Could you just tell me, is that something you have already been working on, or is that part of what you have scoped jointly with them?

Then the second question is how much of the decision was driven by the pressure to invest? To stay competitive requires a huge amount of investment on R&D. Were the deep pockets of Ericsson a big driver in terms of the decision to become part of Ericsson?

Kevin DeNuccio - Redback Networks - CEO

Sure. So I think that we certainly have seen the movement from ATM to Ethernet happening even more rapidly than the move to an all-IP triple-play network. So we have seen early on a lot of Ethernet aggregation growth. It’s a lot simpler product and certainly low cost. We do believe we can create that out of our technology.

We have been very successful at convincing a lot of customers, BellSouth being the largest and well-known architecture around the world, where we are plugging essentially DSLAMs or OLTs fiber concentrated directly into the smart edge. So we do think we have a unique architecture that can eliminate a layer in the network.

We think being part of a bigger company, like Ericsson, that that architecture can be more successful and perhaps really simplifying network architectures for our carriers so that they can lower their CapEx and lower their OpEx over time and get services just in a lot more controlled fashion than they have today with the many layers that are in the network.

So I think it’s a combination of both. We probably will continue to push the smart edge-centric architecture that we think is the most elegant in the market, and we will have more success at pushing that kind of architecture today. We also will, I think, look at do we need to come up with a lower-cost, dedicated aggregator like some of our competitors have today and implement that as well. So I think both are options as we go forward here.

Tim Daubenspeck - Pacific Crest Securities - Analyst

In terms of the R&D cost to move, you talked about some of the new future products around session border controller security, potential of a carrier Ethernet switch, all expensive initiatives. Was Ericsson’s cash balance in terms of funding some of that R&D a big driver of this deal?

Kevin DeNuccio - Redback Networks - CEO

So, yes, so a couple aspects. I think one is in the triple-play world today, the rapid nature of customers making decisions is pretty phenomenal. So we felt, number one, in terms of getting the number-one market share position early on in the market was very important. The reach that we’re going to get with Ericsson around the globe to be able to continue to win the market, we think, with the best technology and getting to those customers first while they are in decision-making mode was one aspect of what this merger would bring to us.

The second is that, yes, as part of a bigger company, this is going to allow us to ramp resources and take more risk from an R&D standpoint and be able to accelerate roadmaps that we — in trying to grow profits by 10% or 20% a quarter would have had to be more conservative. So we think that having — being part of a larger company is going to give us the resources and the ability to take more risk at accelerating the roadmaps and technologies that we’re trying to get out in the marketplace, as we think spending is going to rotate to the kind of technology that we — kind of technology base we have. So the bigger the portfolio we can build, we think, the better we can get in terms of market share.

Tim Daubenspeck - Pacific Crest Securities - Analyst

Great. Congratulations; it’s a great deal for you guys.

Operator

We have no further questions at this time.

Kevin DeNuccio - Redback Networks - CEO

Thank you, everybody. I appreciate your interest and support in the company, and we will look forward to you — have some happy holidays out there and enjoy the festivities coming up. We will be talking to you in our fourth-quarter conference call in January.

Operator

Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may all disconnect.

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Forward Looking Statement

Statements in this transcript regarding market opportunities and future financial standings, among other things, are forward looking statements. Such forward looking statements may not materialize and involve significant uncertainties and risks. These and other factors are described in detail in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our quarterly reports on Form 10-Q. All statements made in this transcript are made only as of December 20, 2006. Redback undertakes no obligation to update the information in this transcript in the event facts or circumstances subsequently change.

Additional Information:

The tender offer described in this transcript for the outstanding shares of Redback Networks Inc. has not yet commenced, and this transcript is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Telefonaktiebolaget LM Ericsson (publ) Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Redback’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This transcript contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and stockholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our stockholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted and we could suffer increased employee attrition. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.